

May 11, 2015

<u>Via e-mail</u>
Ms. Leslie D. Hale
Chief Financial Officer
RLJ Lodging Trust
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

>    **Re:    RLJ Lodging Trust**
>    **Form 10-K for the Year Ended December 31, 2014**
>    **Filed February 26, 2015**
>    **File No. 1-35169**

Dear Ms. Hale:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment.  In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond.  If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Notes to the Consolidated Financial Statements</u>

<u>9. Commitments and Contingencies, page F-23</u>

<u>Data Breach, page F-25</u>

1.  Please tell us and revise future periodic filings to clarify if you expect any amounts you may be required to pay to be material to the financial statements as a whole, as opposed to only your results of operations.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3295 with any questions.

Sincerely,

/s/ Jennifer Monick

Jennifer Monick
Accountant